UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. )

                          Madison Avenue Holdings Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    None
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2005
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             (Date of Event Which Requires Filing of This Statement)


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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent. (Continued on the following pages)

CUSIP No.     None
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1    NAMES OF REPORTING  PERSONS  I.R.S.  IDENTIFICATION  NOS. OF
     ABOVE  PERSONS  (ENTITIES ONLY)
                              Alex M. Kam
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)   [_]
         (b)   [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*                   PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)    [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                              USA
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NUMBER OF             7.  SOLE VOTING POWER:             475,000
SHARES BENE-
FICIALLY              8.  SHARED VOTING POWER                  0
OWNED BY
EACH REPORT-          9.  SOLE DISPOSITIVE POWER:        475,000
ING PERSON
WITH                 10.  SHARED DISPOSITIVE POWER             0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          475,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*           [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           95%
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14   TYPE OF REPORTING PERSON*
                                         IN
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Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D (the "Statement") relates is the $.001 par value per share common stock (the "Common Stock") of the Issuer.

     The Issuer is a Delaware corporation and its principal executive offices are located at 1641 W Main St, Suite 408, Alhambra, CA 91801 .


Item 2. Identity and Background.

     (a) The name of the person filing this statement is Alex M. Kam, hereafter sometimes referred to as the "Reporting Person."

     (b) The Reporting Person's business address is the same as the Issuer's principal executive offices.

     (c) The Reporting Person is the Director and Chief Executive Officer of the Issuer.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

     (f) The Reporting Person is a United States citizen.


Item 3. Source and Amount of Funds or Other Consideration.

     On July 8, 2005, Madison Avenue Holdings Inc. (the "Issuer") entered into a Stock Purchase Agreement dated as of July 8, 2005 with Acer Limited ("Acer"), a British Virgin Islands company, and Alex Kam ("Kam"). Under the Stock Purchase Agreement, Acer agreed to sell to Kam 475,000 shares of common stock of the Issuer, constituting 95% of the issued and outstanding common stock of the Issuer (the "Shares"). The purchase price for the Shares was $120,000 paid in cash. The source of funds is personal funds. The Stock Purchase Agreement was closed on August 16, 2005.


Item 4. Purpose of Transaction.

     The Reporting Person informed the Issuer that it is the intention of the Reporting Person to locate and negotiate with one or more business entities for the combination of that target company or those target companies with the Issuer. The potential target companies include those that have recently commenced operations, or those wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.




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



     The business combination with the target company will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange, and will normally be structured as a tax-free reorganization under Section 351 or
Section 368 of the Internal Revenue Code of 1986, as amended. In most instances, the management and the board of directors of the Issuer will be substituted by the appointees of the target company in connection with the business combination. Sometimes, the business combination will involve issuance of new shares to the target company, and changes in the Issuer's charters or by-laws to increase the number of authorized shares of Common Stock of the Issuer and change the corporate name of the Issuer.

     Except as set forth herein, the Reporting Person has no other plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
     reorganization  or  liquidation,   involving  the  Issuer  or  any  of  its
     subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

     The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.





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



Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person beneficially owns 475,000 shares of the Issuer's Common Stock which represents approximately 95% of the Issuer's outstanding common stock.

     (b) The Reporting Person directly owns the 475,000 shares of Common Stock and has the sole power to vote or to direct the vote with respect to the 475,000 shares referred to herein.

     (c) Except for the acquisition of 475,000 shares of Common Stock pursuant to the Stock Purchase Agreement, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

     (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 475,000 shares of Common Stock reported in Item 5(a).

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The   Reporting   Person  does  not  have  any   contracts,   arrangements,
understandings or relationship (legal or otherwise) with any person with respect to the 475,000 shares of Common Stock reported in Item 5(a).


Item 7. Material to be Filed as Exhibits.

1. Stock Purchase Agreement dated July 8, 2005, among Madison Avenue Holdings Inc., Acer Limited and Alex Kam, is hereby incorporated by reference to
     Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 25, 2005.





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




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    June 13, 2006


                           /s/ Alex M. Kam
                           --------------------------
                             Alex M. Kam






























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